UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
Innovid Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
457679 108
(CUSIP Number)
c/o Innovid Corp.
30 Irving Place, 12th Floor
New York, NY 10003
(212) 966-7555
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 30, 2021
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
_____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457679 108	13D	Page 1 of 9 pages

1	Names of Reporting Persons Genesis Partners III L.P.
2	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 19,350,638
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,350,638
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,350,638
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 16.3%
14	Type of Reporting Person PN

CUSIP No. 457679 108	13D	Page 2 of 9 pages

1	Names of Reporting Persons Eyal Kishon
2	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 19,350,638
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,350,638
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,350,638
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 16.3%
14	Type of Reporting Person IN

CUSIP No. 457679 108	13D	Page 3 of 9 pages

1	Names of Reporting Persons Eddy Shalev
2	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 19,350,638
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,350,638
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,350,638
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 16.3%
14	Type of Reporting Person IN

CUSIP No. 457679 108	13D	Page 4 of 9 pages
Item 1.     Security and Issuer.
This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Innovid Corp., a Delaware corporation (the “Issuer”), whose principal executive office is located at 30 Irving Place, 12th Floor, New York, NY 10005. Prior to the Business Combination (as defined below), the Issuer was known as ION Acquisition Corp 2 Ltd. (“ION”).
Item 2.    Identity and Background.
The Schedule 13D is being filed by Genesis Partners III L.P., Eyal Kishon and Eddy Shalev (each, a “Reporting Person” and collectively, the “Reporting Persons”). Genesis Partners III L.P. is organized under the laws of the Cayman Islands. Eyal Kishon and Eddy Shalev are citizens of Israel.
The business address of the Reporting Persons is 13 Basel st., Herzeliya, Israel, 4666013. Genesis Partners III L.P. is controlled by Eyal Kishon and Eddy Shalev. Kishon and Shalev otherwise disclaim beneficial ownership over the shares beneficially owned by Genesis Partners III L.P.
During the last five years, no Reporting Person has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.    Source and Amount of Funds or Other Consideration.
Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. Pursuant to the Merger Agreement, upon consummation of the Business Combination (as defined below), the Reporting Persons received 19,350,638 shares of Common Stock.
Item 4.    Purpose of Transaction.
Business Combination
On November 30, 2021 (the “Closing Date”), pursuant to an agreement and plan of merger, dated as of June 24, 2021 (the “Merger Agreement”), by and among ION, Inspire Merger Sub 1, Inc., a Delaware corporation and a direct wholly owned subsidiary of ION (“Merger Sub 1”), Inspire Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of ION (“Merger Sub 2” and Innovid, Inc., a Delaware Corporation, (a) Merger Sub 1 merged with and into Innovid, Inc. (the “First Merger”), with Innovid, Inc. being the surviving corporation (the “Surviving Corporation”), and (b) immediately following the consummation of the First Merger and as part of the same overall transaction, the Surviving

CUSIP No. 457679 108	13D	Page 5 of 9 pages
Corporation merged with and into Merger Sub 2 (the “Second Merger” and together with the First Merger, the “Mergers” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”), with Merger Sub 2 continuing as the surviving entity. As a result of the Mergers, the Issuer directly owns 100% of the outstanding common stock of Innovid, Inc., and each share of common stock of Innovid, Inc. outstanding immediately prior to the effective time of the Business Combination was cancelled and extinguished and collectively converted into the right to receive shares of Common Stock on a 1-to-1.337252845832 basis. As a result of the Business Combination, the Reporting Persons received 19,350,638 shares of Common Stock.
Investor Rights Agreement
On the Closing Date, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, the Issuer entered into an investor rights agreement (the “Investor Rights Agreement”) with certain former Innovid equityholders (the “Innovid Equityholders) and certain former ION equityholders (the “SPAC Holders”). Pursuant to the Investor Rights Agreement, the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, certain shares of Common Stock and other equity securities of the Issuer that are held by the parties thereto from time to time. In certain circumstances, the Innovid Equityholders and the SPAC Holders can each demand up to two underwritten offerings and are entitled to piggyback registration rights, in each case subject to certain limitations as set forth in the Investor Rights Agreement.
The foregoing description of the Investor Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the agreement, a copy of which is filed as an exhibit hereto.
Lock-Up
On the Closing Date, in connection with the closing of the Business Combination, the Issuer entered into certain Stockholder Support Agreements, which include a lock-up provision applicable to the Reporting Persons. The provision provides that such individuals are restricted from transferring their shares of Common Stock received as consideration in the Business Combination for a period ending on the earlier of (i) the day 180 days following the closing of the Business Combination and (ii) the date when the volume-weighted average price of shares of Common Stock exceeds $12.00 per share (as adjusted for sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date (the “Transfer Restrictions”).
General
The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing

CUSIP No. 457679 108	13D	Page 6 of 9 pages
evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.
The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.
Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change their purpose or formulate different plans or proposals with respect thereto at any time.
Item 5.    Interest in Securities of the Issuer.
(a) – (b)
The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 118,941,618 shares of Common Stock outstanding following the consummation of the Business Combination:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose to or direct the disposition
Genesis Partners III L.P.	19,350,638	16.3%	0	19,350,638	0	19,350,638
Eyal Kishon	19,350,638	16.3%	0	19,350,638	0	19,350,638
Eddy Shalev	19,350,638	16.3%	0	19,350,638	0	19,350,638
The share amount reported herein consists of 19,350,638 shares of Common Stock held of record by Genesis Partners III L.P. Genesis Partners III L.P. is controlled by Eyal Kishon and Eddy Shalev. Kishon and Shalev otherwise disclaim beneficial ownership over the shares beneficially owned by Genesis Partners III L.P.

CUSIP No. 457679 108	13D	Page 7 of 9 pages
(c)    Except as described in Item 4, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.
(d)    None.
(e)    Not applicable.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The description of the Investor Rights Agreement in Item 4 is incorporated herein by reference, and a copy of such agreement is filed as an exhibit hereto.
Except for the foregoing, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7.    Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement
2	Investor Rights Agreement, dated November 30, 2021, by and among the Company, the SPAC Holders, and the OldCo Equity Holders (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on December 6, 2021).

CUSIP No. 457679 108	13D	Page 8 of 9 pages
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 10, 2021

Genesis Partners III L.P.

By:	/s/ Eyal Kishon
Name:	Eyal Kishon
Title:	Authorized Signatory

By:	/s/ Eyal Kishon
Name:	Eyal Kishon

By:	/s/ Eddy Shalev
Name:	Eddy Shalev

CUSIP No. 457679 108	13D	Page 9 of 9 pages
Exhibit 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13D. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.
IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 10th day of December 2021.

Genesis Partners III L.P.

By:	/s/ Eyal Kishon
Name:	Eyal Kishon
Title:	Authorized Signatory

By:	/s/ Eyal Kishon
Name:	Eyal Kishon

By:	/s/ Eddy Shalev
Name:	Eddy Shalev